QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 4)

ARCSIGHT, INC.
(Name of Subject Company (Issuer))

Priam Acquisition Corporation
and
Hewlett-Packard Company
(Names of Filing Persons (Offerors))

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

039666102
(CUSIP Number of Class of Securities)

Paul T. Porrini
Vice President, Deputy General Counsel & Assistant Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, California 94304
(650) 857-1501
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

David K. Ritenour Vice President and Associate General Counsel Hewlett-Packard Company 3000 Hanover Street Palo Alto, California 94304 (650) 857-1501	Russell C. Hansen Mark S. Lahive Gibson, Dunn & Crutcher LLP 1881 Page Mill Road Palo Alto, California 94304 (650) 849-5300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,649,398,407	$117,602.11

*
Calculated solely for purposes of determining the filing fee. The calculation assumes (i) the purchase of 34,764,555 outstanding shares of ArcSight common stock at $43.50 per share, which is the offer price, plus (ii) $137,140,264, which is the intrinsic value of the outstanding options (i.e., the excess of $43.50 over the per share exercise price).

**
Calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by .00007130.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$117,602.11
Filing Party:	Priam Acquisition Corporation and Hewlett-Packard Company
Form or Registration No.:	Schedule TO-T
Date Filed:	September 22, 2010
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐
  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

  ☐
  Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

        This Amendment No. 4 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (as amended or supplemented, the "Schedule TO") that was originally filed with the Securities and Exchange Commission on September 22, 2010 and subsequently amended by Priam Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned, direct or indirect, subsidiary of Hewlett-Packard Company, a Delaware corporation ("HP"), and HP. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.00001 per share (the "Shares") of ArcSight, Inc., a Delaware corporation ("ArcSight"), at a price of $43.50 per Share, net to the seller in cash without interest thereon and less any required withholding taxes, upon terms and subject to the conditions set forth in the Offer to Purchase dated September 22, 2010 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined in this Amendment have the meanings assigned to such terms in the Offer to Purchase.

        Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated by reference into this Amendment.

Items 8 and 11. Interest in Securities of the Subject Company; Additional Information.

        Items 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following:

        "The Offer expired at 12:00 midnight, New York City time, on Wednesday, October 20, 2010. The depositary for the Offer has advised HP and Purchaser that, as of such time, (i) including Shares tendered by notice of guaranteed delivery, an aggregate of approximately 33.1 million Shares were validly tendered into, and not withdrawn from, the Offer, representing approximately 92.1% of the outstanding Shares, and (ii) excluding Shares tendered by notice of guaranteed delivery, an aggregate of approximately 30.6 million Shares were validly tendered into, and not withdrawn from, the Offer, representing approximately 85.1% of the outstanding Shares. Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn, and payment will be made promptly, in accordance with the terms of the Offer.

        On October 21, 2010, HP issued a press release announcing the results of the Offer as of the expiration of the Offer period. HP also announced that the Merger is expected to occur within the next several days. In the Merger, each outstanding Share not tendered and accepted for payment in the Offer (other than Shares held by HP, Purchaser or ArcSight, by any direct or indirect wholly-owned subsidiary of HP, Purchaser or ArcSight, or by stockholders who properly perfect appraisal rights under Delaware law) will be converted into the right to receive $43.50 in cash, without interest and less any required withholding taxes. The full text of the press release is filed as Exhibit (a)(1)(H) hereto and is incorporated herein by reference."

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

        "(a)(1)(H)    Text of press release issued by HP on October 21, 2010."

2

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hewlett-Packard Company
By:	/s/ PAUL T. PORRINI
	Name:	Paul T. Porrini
	Title:	Vice President, Deputy General Counsel & Assistant Secretary
Priam Acquisition Corporation
By:	/s/ PAUL T. PORRINI
	Name:	Paul T. Porrini
	Title:	President and Secretary

Dated: October 21, 2010

3

 EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated September 22, 2010 incorporated by reference to the Schedule TO filed by HP on September 22, 2010.
(a)(1)(B)
Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) incorporated by reference to the Schedule TO filed by HP on September 22, 2010, as amended by the Amendment No. 1 to Schedule TO filed by HP on October 5, 2010.
(a)(1)(C)	Form of Notice of Guaranteed Delivery incorporated by reference to the Schedule TO filed by HP on September 22, 2010.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees incorporated by reference to the Schedule TO filed by HP on September 22, 2010.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees incorporated by reference to the Schedule TO filed by HP on September 22, 2010.
(a)(1)(F)	Text of press release issued by HP and ArcSight on September 13, 2010(1).
(a)(1)(G)	Form of summary advertisement, published September 22, 2010 in The Wall Street Journal incorporated by reference to the Schedule TO filed by HP on September 22, 2010.
(a)(1)(H)	Text of press release issued by HP on October 21, 2010.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated September 13, 2010, by and among Purchaser, HP and ArcSight(2).
(d)(2)
Tender and Voting Agreement, dated as of September 13, 2010, by and among Purchaser, HP and stockholders of ArcSight listed on Schedule I thereto incorporated by reference to the Schedule TO filed by HP on September 22, 2010.
(d)(3)
Tender and Voting Agreement, dated as of September 13, 2010, by and among Purchaser, HP and stockholders of ArcSight listed on Schedule I thereto incorporated by reference to the Schedule TO filed by HP on September 22, 2010.
(d)(4)
Tender and Voting Agreement, dated as of September 13, 2010, by and among Purchaser, HP and stockholders of ArcSight listed on Schedule I thereto incorporated by reference to the Schedule TO filed by HP on September 22, 2010.
(d)(5)
Tender and Voting Agreement, dated as of September 13, 2010, by and among Purchaser, HP and stockholders of ArcSight listed on Schedule I thereto incorporated by reference to the Schedule TO filed by HP on September 22, 2010.
(d)(6)
Tender and Voting Agreement, dated as of September 13, 2010, by and among Purchaser, HP and stockholders of ArcSight listed on Schedule I thereto incorporated by reference to the Schedule TO filed by HP on September 22, 2010.

(d)(7)	Exclusivity Agreement, dated as of August 27, 2010, by and between HP and ArcSight incorporated by reference to the Schedule TO filed by HP on September 22, 2010.
(d)(8)	Offer letter from HP to Hugh Njemanze, dated September 12, 2010 incorporated by reference to the Schedule TO filed by HP on September 22, 2010.
(d)(9)	Offer letter from HP to Thomas Reilly, dated September 12, 2010 incorporated by reference to the Schedule TO filed by HP on September 22, 2010.
(d)(10)	Offer letter from HP to Kevin Mosher, dated September 12, 2010 incorporated by reference to the Schedule TO filed by HP on September 22, 2010.
(d)(11)	Offer letter from HP to Stewart Grierson, dated September 12, 2010 incorporated by reference to the Schedule TO filed by HP on September 22, 2010.
(d)(12)	Offer letter from HP to Tram Phi, dated September 12, 2010 incorporated by reference to the Schedule TO filed by HP on September 22, 2010.
(d)(13)	Offer letter from HP to Jeffrey Scheel, dated September 12, 2010 incorporated by reference to the Schedule TO filed by HP on September 22, 2010.
(g)	Not applicable.
(h)	Not applicable.

(1)
Incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by HP on September 13, 2010

(2)
Incorporated herein by reference to Exhibit 99.2 to the Form 8-K filed by HP on September 13, 2010

QuickLinks

  Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX